Infin8 Skates Business Plan Teaser

Rasheeda Wallace




Infin
INFIN8 SKATES ROLLER
RINK

Mission Statement:

To provide New York city with an entertainment facility, especially for the growing Hispanic and African American community. It will offer a family and luxury atmosphere not available anywhere else. We are looking to create thousands of working entrepreneurs through our employment program. We are promoting wealth through working to support your dreams. Infin8 Skates plans to raise the bar in the roller rink and sports centers with ample amount of activities that aren't offered at any other Roller rink sports center. The mission is to make sure that we pass on a generational wealth mentality way of thinking to our staff/ employees.

Vision Statement

Providing fun and fitness for all ages in a truly world-class entertainment facility that becomes an iconic part of New York City's recreation and family experience. We plan to open up franchises worldwide to over 30 rink sports centers and expand the amenities every time. The vision that Rasheeda Wallace, owner of Infin8 Skates has for the business is to bring the F- in Fun with a safe space for kids to adults to go and forget all their troubles in the world and relieve stress. "A safe fun environment is what we need to in every part of the country" Rasheeda says.

Our General Manager / Facility Manager (Alexis C.)

Manages the entire scope of a busy skating rink. She has represented RMSC in a professional manner and operates facility in their best interest.

Duties and Responsibilities

- Management of day-to-day operations that include, but are not limited to, programs, events, and physical facilities
- Execute policies and procedures professionally and accurately
- Effective recruitment, hiring, and processing of all facility employees
- Successfully use administrative and leadership skills to supervise employees
- Schedule staff with attention to payroll budget
- Responsible for ensuring all proper training modules are completed for all employees, including on site and online staff trainings
- Immediate and complete reporting of all liability issues
- Report daily revenue and generate daily, weekly, and monthly reports
- Ensure and promote excellent customer service
- Responsible for all cash/card handling including reconciling petty cash daily and daily bank deposits
- Knowledgeable of all the facility positions and the ability to work in that capacity as required
- Oversee rink installation and take-down processes
- Maintain a clean and safe facility
- Maintain a professional appearance and demeanor always
- Communicate professionally verbally and in writing
- Answer emails and return phone calls in a timely manner
- Maintain all office equipment, facility equipment, and materials

1.0 Executive Summary

Infin8 Skates Roller Rink, Inc. ("the Company") is being founded to create an entertainment destination in the Harlem area of New York City, with a large sleek indoor skating rink and multiactivity 2 leveled family fun center serving the greater area of the Bronx 15 minutes away from Manhattan. It will be a safe, fun environment for children and adults alike to visit year-round to escape the cold or heat and retreat to a climate-controlled environment. Infin8 Skates will be a full-service luxury roller rink sports center, featuring high-tech sound and lighting systems that appeal to all ages demographically while based in the South Bronx area surrounding next to Harlem, including Upper Manhattan. There will also be special arcade games, a VIP lounges, relaxation area, a high-tech elevated stage for performances special events , healthy food choice concessions, and a special juice bar, local art exhibits anchored on exposed brick walls, *indoor* theatre, a retail merchandise center, and private themed rooms for parties for adults and children.

Customers *will also be drawn from throughout New York City area.*

This new sports entertainment facility will be highly unique in this region and will provide a family-friendly environment with a luxury twist which we will actively be engaged in the local community and provides youth with alternative forms of entertainment as well as job opportunities. With just a one-mile radius of central Harlem, there is a population of more than 204,000 people, which will grow to nearly to 215,000 by 2024. Within three miles, the population is nearly 1.27 million and is projected to grow to 1.30 million by 2024. Customers will also be drawn from throughout New York City area. Young single people, young families, and professionals are all flocking here. New York City is also the largest tourism destination in the U.S., attracting nearly 60 million visitors each year. While new hotels and luxury hi-rise apartment buildings are being developed in the Bronx and in the Greater Harlem areas, we plan on partnering with the Greater Harlem chamber of commerce and the new and existing hotels along with the luxury apartment buildings and colleges such as Columbia university and City College.

To launch the facility, Infin8 Skates is currently seeking funding.

Infin8 Skates Roller Rink will market to this entire population. The company will advertise in local media outlets as well as using online advertisements, SEO for its website, direct mail, radio ads, flyers, and community networking. Infin8 Skates will put together a comprehensive marketing and sales program to various groups and offering regular special theme nights, group nights, major-name entertainment, and more, tapping into a large and growing market.

Nationwide, the family fun center industry generated $14.5 billion in 2018, according to market analyst IBISWorld, and the market is expanding as consumer income and spending rises, and more people discover the fun and cost-effective entertainment these facilities provide. "In the next five years," states IBISWorld, "the industry will continue to expand as industry operators specialize their product portfolio to attract particular demographics and disposable income rises.” Family fun center revenue is projected to exceed $16 billion by 2024.

Infin8 Skates’ founder, Rasheeda Wallace, is a marketing and public relations professional, working in the New York City area for several years. She has seen a major gap in the market for positive, active entertainment. This new venture will help meet that need and be an extension of Ms. Wallace’s experience and skills in marketing and business development. Along with an experienced manager, she will also ensure that Infin8 Skates is profitable and a good corporate citizen, employing several local residents and creating a fun, positive community atmosphere that can grow alongside the region, eventually expanding to new locations.

To launch the facility, Infin8 Skates is currently seeking funding. An investment of $550,000 and a loan of $4.95 million is sought for real estate, construction, consulting and startup expenses.

1.1 Objectives

- Open the largest roller rink & sports center in the region
- Provide Upper Manhattan and the South Bronx a friendly and positive indoor activity center
- Have broad marketing and open arms to all communities
- Ensure a first-class experience and service
- Offer unparalleled amenities
- Present a semi-luxury cool and relaxed feel and social setting that young people and sophisticated older consumers alike will enjoy
- Obtain strategic brand partnerships and sponsorships
- Become the go-to spot for indoor activities, fun and entertainment for the surrounding boroughs in NYC
- Create special events and promotions that draw a regional population
- Grow beyond the initial location

1.2 Keys to Success

- Secure funding sufficient to build out the site, obtain assets, and prepare for business
- Establish a business partnership with other youth- and family-oriented organizations especially around the Upper Manhattan and the South Bronx area
- Hold grand opening and promoting skating as a positive, healthy activity:
- Provide all guests a superior customer experience
- Leverage the skills, experience and regional contacts of the founder and staff
- Grow awareness locally with strong marketing initiatives and partnerships with local government offices, hotels, schools, churches, and sports leagues, etc.

- Continue to cater to early customers while offering new reasons the local population and out-of-town visitors to patronize the facility
- Reinvest profits in making Infin8 Skates a viable, long-term business while also seeking expansion opportunities

1.3 Investor Return & Financial Overview

The Investor Return section details the investor(s) initial investment, investment multiple, investment fifth year value, investor(s) share of the Company, the value of the Company in the fifth year, and internal rate of return for 3 different cases.



Investor Return					
	Investment	Years Invested	Investment Multiple	5th Year Value	Company Share
Initial	$550,000	5	3.0	$1,650,000	17.5%
Total	**$550,000**		**3.0**	**$1,650,000**	**17.5%**
	5th Year Company Earnings		5th Year Multiple	5th Year Company Value	
Company	$2,356,976		4.0	$9,427,906	
	Company IRR				
Normal Case	100.0%				
Best Case	164.4%				
Worst Case	37.6%				

Financial Overview					
	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Revenue	$2,216,667	$3,398,973	$3,937,822	$4,343,769	$5,020,750
Gross Profit	$2,111,667	$3,246,020	$3,760,620	$4,148,300	$4,794,816
Operating Profit	$563,372	$1,433,839	$1,823,968	$2,111,159	$2,646,633
Earning Before Interest & Taxes	$531,374	$1,401,841	$1,791,970	$2,079,161	$2,614,635
Earnings	$237,969	$1,116,587	$1,515,370	$1,811,749	$2,356,976
Gross Profit Percentage	95.3%	95.5%	95.5%	95.5%	95.5%
Operating Profit Percentage	25.4%	42.2%	46.3%	48.6%	52.7%
EBIT Percentage	24.0%	41.2%	45.5%	47.9%	52.1%
Earnings Percentage	10.7%	32.9%	38.5%	41.7%	46.9%
Net Cash Flow	$137,812	$1,008,279	$1,398,408	$1,685,599	$2,221,073
Cash Balance	$446,472	$1,454,751	$2,853,159	$4,538,758	$6,759,831

2.0 Company Summary

Infin8 Skates Roller Rink will be a New York S-Corporation, operating an indoor skate and sports entertainment facility that will be open 7 days a week. Proposed hours of business are: Monday, Tuesday, Wednesday, and Thursday 1:00 P.M. through 1:00 A.M.; Friday and Saturday 12:00 P.M. through 2:00 A.M.: Sunday 12:00 P.M. through 12:00 A.M.

2.1 Company Ownership

Infin8 Skates Roller Rink, Inc. will be owned by Rasheeda Wallace and investors.

2.2 Pre-Operating Source and Use of Funds

Pre-Operating Use of Funds	
Expenses	
Utilities & Telephone	$1,500
Legal, Professional & Consulting	$2,000
Security System & Improvements	$7,000
Initial Entertainment	$10,000
Opening Advertisement & Promotion	$7,000
Miscellaneous	$3,850
Total Expenses	**$31,350**
Assets	
Inventory	$0
Property	$5,000,000
Equipment	$125,000
Massage Chairs	$34,990
Total Assets	**$5,159,990**
Total Use of Funds	**$5,191,340**

Pre-Operating Source of Funds	
Investment	
Owner	$0
Investor	$550,000
Total Investment	**$550,000**
Debt	
Current Debt	$0
Long-Term Debt	$4,950,000
Total Debt	**$4,950,000**
Total Source of Funds	**$5,500,000**

Total Source & Use of Funds	
Total Source of Funds	$5,500,000
Total Use of Funds	$5,191,340
Month 1 Starting Cash	**$308,660**


Total Source & Use of Funds
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Investment
Debt
Expenses
Assets
Cash

3.0 Market Needs and Value Proposition

Indoor sports and family fun centers are necessary components of every community, as well as tourist areas. They provide a secure, controlled environment in which to engage in positive activities. They are also a way for entire families to remain active, especially for the younger generation, getting them off the couch and engaged in productive and skill-building activities. This sports center will also cater to singles nightly and arcade gamer enthusiasts. Year-round indoor venues are particularly needed in regions like the New York City area, where hot summers and cold winters limit the window for outdoor fun. In addition, physical and brain-building games and activities help improve not only fitness but create a positive mindset.



Infin8 Skates Roller Rink Sports Center's new indoor activities will be a multipurpose entertainment concept that will meet the growing demand for hi-tech recreation and entertainment. It will address this demand by providing the Upper Manhattan/ Harlem/South Bronx area of New York City with affordable, accessible fun for people of all ages and diverse backgrounds. The unique indoor facility will be a great option for skating fun. There will also be other games and recreation in a safe environment that can draw from throughout the area and become a marquee venue.

3.1 Products and Services

Infin8 Skates Roller Rink will be a one-of-a-kind entertainment experience, on par with the best recreation, sports, and family-friendly destinations that people from throughout the region and even tourists will seek out. The facility will meet the demand for indoor recreation and entertainment as well as climate-controlled play and meeting space. It will appeal to all ages and demographics, making it very attractive to families with young kids, young adults, professionals, and large groups alike. There is nothing like this anywhere in the area, and the Company expects to draw customers from a wide radius of its location in a prime setting with easy access to the entire metro.

The new facility will be a fun and immersive space. Infin8 Skates will be a full-service luxury roller rink and sports center combined with high-tech sound and lighting systems. Infin8 Skates will promote an atmosphere that will remind many people of their childhood memories, mixed with a futuristic feel. This is a relatively new concept for a Roller Rink, and the Company will also offer several service components initially and as the facility grows, to generate continual year-round revenue, beginning with many programs for kids and ample rental space for private events such as birthday parties, school functions, church outings, or any other events. Activities, features, and revenue line items include:

- Largest roller rink in the area
  - First hi-tech luxury roller skating facility
  - Private Screenings
  - Skate-A-Robics classes
  - Recording artists listening sessions



- Best sound and lighting system in the area
- Outstanding central location with long hours
- Arcade hi-tech competition games
- Corporate events
- Community events
- Regular special events such as high-profile entertainment performances
- Security personnel for patrons' safety
- Retail area for selling skating accessories, apparel etc. More Amenities revealed upon first investment installment**

Infin8 Skates will retain the services of industry-experienced vendors to design and install the skating rink and other features. There will be long regular hours 7 days a week (including until midnight Monday to Thursday and until 3 a.m. Friday and Saturday), and the facility will have many events and incentives to draw year-round traffic. There will be discounts offered for off-peak times, seasonal theme parties, and the facility will also host live performances, cultural events and fundraisers. The Company will be offering multiple kids' party packages as well, as the VIP rooms will be able to host several parties a day.

Additional features will include pool tables, new and retro video games, an elevated performance stage, DJ booth, and massage chairs with foot massagers. Infin8 Skates will host different top-rated promoters from New York, collaborate with them for weekend promotions. Infin8 Skates will also offer exclusive merchandise from hand painting artists from around New York.

These services and features will be offered in phases, based on budget and expected return on investment. However, the intention is to create a well-known attraction, continually adding products and services, and eventually expanding the concept to new locations. The future holds the promise for almost unlimited growth potential as the business matures and considers other markets and products. This can include additional video games, skate lessons, special skate classes such as Rollerrobics, and instructional classes and an ever-growing slate of entertainers performing at the venue, based on feedback and customer surveys that keep Infin8 Skates relevant to the target market. We will partner with professional skate groups/organizations to have skate events and tournaments monthly and/or quarterly.

4.0 Market Analysis

The market for family fun centers on a national level generated $14.5 billion in 2018 and has grown at 5.1% annually since 2013. Industry growth has resulted because of the diverse, family friendly and affordable nature of the facilities. Market research firm IBISWorld states that the market "has experienced robust growth as more consumers have returned to work, resulting in rising levels of disposable income and consumer confidence. The result has been more consumers willing to spend a greater amount on leisure activities." The market is projected to continue growing: "Operators are anticipated to continue specializing their product portfolios over the five years to 2024 to attract particular demographics," states IBISWorld. "As a result, the industry is forecast to continue expanding over the next five years," when revenue will reach an estimated $16 billion. As shown below, "amusement and recreation services" account for the vast majority of revenue.[1]


2.9%
Golf course and country club services and memberships
4.6%
Registration for sports tournaments and matches
6.4%
Fitness and recreational sport center services
6.5%
Meals and beverages
37.6%
Amusement and recreation services
8.3%
Amateur sports teams and club services
15.5%
Coin-operated games and rides
18.2%
Other
SOURCE: WWW.IBISWORLD.COM

	Revenue ($m)	Value Added ($m)	Establish-ments	Enterprises	Employment (People)
2010	9,005.2	3,743.9	45,346	44,893	123,362
2011	9,486.8	3,903.6	46,406	45,920	124,660
2012	10,082.1	4,439.8	49,910	49,258	134,918
2013	10,573.2	4,732.8	50,053	49,402	141,885
2014	11,327.0	4,959.6	51,863	51,236	150,018
2015	12,592.0	5,609.2	53,785	53,119	164,401
2016	13,309.7	6,257.1	55,742	55,012	176,530
2017	13,691.9	6,238.1	58,070	57,256	188,337
2018	14,207.8	6,532.4	60,020	59,189	196,217
2019	14,542.5	6,632.3	61,941	61,113	202,880
2020	14,869.6	6,838.1	63,665	62,836	209,190
2021	15,056.7	6,960.6	65,321	64,527	214,253
2022	15,369.6	7,094.9	67,178	66,394	220,393
2023	15,714.7	7,291.7	69,083	68,303	226,504
2024	16,001.7	7,490.8	70,878	70,116	231,810

Revenues at indoor sports facilities are also growing, and reached $1.4 billion in 2018, with 7.2% annual growth since 2013. "Demand for indoor sports facilities has grown as consumers increasingly perceived industry team sports services as a necessary health and social expense," states IBISWorld. "Higher sports participation rates and growing public awareness of the link between physical activity and health combined with improving consumer conditions will bolster demand for services."[2] The market for arcade, food and entertainment complexes is another $2.1 billion market. IBISWorld notes that industry operators have begun to "adopt the strategies of successful restaurant-arcades and focus on food and beverage sales" to boost revenue.[3]

4.1 Market Segmentation

Infin8 Skates will cater to these markets under one roof, with a one-of-a-kind venue in Harlem and the adjacent region. Customers will include a wide range of demographics, from families in the local area with kids, typically ages 5 to 18, as well as adults to age ~55. From grade school to young adults to adult gamers, community skate clubs, and other groups, there will be activities for people of all ages and interests. The Roller Skating Association (RSA) estimates that over 33 million people skate at skating centers each month. They have compiled the following statistics:

- 10% are children ages 10-15
- 20% are teen ages 16 to 23
- 70% are adults 23 & Up
- Over 55,000 birthday parties are held at skating centers each month
- 61% of all roller skaters are female
- 87% of all skating center are family-owned

As noted, it will be the only such facility within a several-mile radius, making indoor entertainment and year-round activities more accessible and enjoyable, and it can host many other activities, including parties and group events, which sets it apart in the area and can also draw from the nearby hotels, other tourism facilities and corporate customers.

4.2 Demographics and Economic Summary

Infin8 Skates' customers will typically be middle to upper income. The RSA estimates that 1.5% of the population within a five-mile radius will use a roller rink on a weekly basis. As shown below, there is a population of more than 2.6 million within a five-mile radius of Harlem.[5]


TRADE AREAS
1 mile
3 mile
15 min drive
Newark
New York

	1 MILE	3 MILE	5 MILE
Total Population	204,373	1,267,511	2,685,964
2010 Population	188,913	1,212,239	2,508,504
2024 Population	208,598	1,289,567	2,746,102
Employees	58,855	348,317	1,459,614
Total Businesses	5,159	35,861	112,677
Average Household Income	$58,435	$75,034	$86,589
Median Household Income	$36,574	$44,091	$54,602
Total Consumer Spending	$1.4B	$9.8B	$23.7B
Median Age	34.6	34.9	36.1
Households	82,287	486,714	1,078,943
Percent College Degree or Above	16%	17%	20%

Applying the 1.5% rule of thumb, this would include over 40,200 people each month, though Infin8 Skates is using more conservative estimates in financial projections. That being said, the Company's Bronx location places within a short distance from the entire New York tri-state region. This includes multiple large markets for construction. Throughout the New York tri-state area, there is a population of more than 20 million. According to real estate analyst Marcus & Millichap, the New York city area has as "dynamic economy generating robust demand" for all products and services. "Announcements by tech giants set stage for next phase of growth in New York City," states the 2019 retail report from Marcus & Millichap. "Following the recent announcements by Google and Amazon to undertake vast expansions of their office footprint and workforce, the New York City metro has set the stage for robust growth stemming from the tech sector." The New York City region will an estimated 55,000 new jobs in 2019.[6] Harlem in particular is growing and is a great place be starting any kind of new business:

- The local economy is booming and virtually busting at the seams.
- This market is growing at an annual rate of 5% and will continue this rate.
- Many experts predict Harlem to become the second-fastest-growing city in the state between now and the year 2028.
- Harlem has become a magnet for restaurants and lounges. More than 70 restaurants are based in here. The largest has over 200 employees (especially women).
- The world-renowned W hotel will be on the Harlem's main commercial street, 125th St., next door to the legendary Apollo Theatre, attracting more tourists.
- The W will be setting record new-hire levels, hiring over 200 people.
- This will attract more new and recurring visitors/members for the roller rink.
- South Bronx is only 20 minutes away and is another good market for businesses.

[5] Loopnet. "Commercial Real Estate in 10027." https://www.loopnet.com/zip/10027-commercial-real-estate/

[6] Marcus & Millichap. "New York City Local Retail Market, Second Quarter 2019." https://www.marcusmillichap.com/research/researchreports/reports/2019/05/13/new-york-city-local-retail-report

4.3 Competitive Landscape

There are very few existing roller rinks cater to the local population, and none in Harlem or the South Bronx. They few rinks that exist are in outlying areas, not convenient to the local population. They also tend to be dark and dingy. Owners pay little attention to cleanliness, maintenance of premises, and security for their patrons. Infin8 Skates Roller Rink and its ownership will embrace the inner-city community and try to become a focal point for them. Infin8 Skates will promote the Millennial culture whenever possible, will implementing a plan for young teens and college kids to work at other rink all summer and also on weekends to keep them busy and off the streets. This will also help college kids pay their tuition and ease the burden on single parents raising teens. Furthermore, Infin8 Skates will have modern lighting and sound systems, along with party rooms. The facility will also host local artists and will have high-profile events and performances.

4.4 Industry Summary

The Company will operate in this distinct industry: Fitness and Recreational Sports Centers (NAICS 71394).[7]

Fitness and Recreational Sports Centers

This industry comprises establishments primarily engaged in operating fitness and recreational sports facilities featuring exercise and other active physical fitness conditioning or recreational sports activities, such as swimming, skating, or racquet sports.

USA Fitness and Recreational Sports Centers			
Establishments	Total Sales	Annual Payroll	Paid Employees
29,789	$24,050,883,000	$7,930,805,000	610,177
Sales per Establishment		Payroll per Establishment	
$807,375		$266,233	
Employees per Establishment		Payroll as a Percent of Sales	
20.5		33.0%	
Annual Payroll per Employee		Sales Per Employee	
$12,998		$39,416	

New York State Fitness and Recreational Sports Centers			
Establishments	Total Sales	Annual Payroll	Paid Employees
2,144	$2,619,881,000	$830,668,000	52,132
Sales per Establishment		Payroll per Establishment	
$1,221,959		$387,438	
Employees per Establishment		Payroll as a Percent of Sales	
24.3		31.7%	
Annual Payroll per Employee		Sales Per Employee	
$15,934		$50,255	

New York City Fitness and Recreational Sports Centers			
Establishments	Total Sales	Annual Payroll	Paid Employees
785	$1,495,480,000	$457,706,000	22,865
Sales per Establishment		Payroll per Establishment	
$1,905,070		$583,065	
Employees per Establishment		Payroll as a Percent of Sales	
29.1		30.6%	
Annual Payroll per Employee		Sales Per Employee	
$20,018		$65,405	

The following maps show pertinent information on trends and revenue history for the industry based on geographic location. The charts illustrate which areas of the country spend more per capita and in total within the industry.[8]

The map below shows sales per capital.


24 - 41 (11)
42 - 57 (15)
58 - 84 (13)
85 - 153 (10)
Data Not Available

The map below shows sales per employee.




19 - 74 (14)
75 - 261 (12)
262 - 556 (12)
557 - 3,402 (11)
Data Not Available

[7] U.S. Census Bureau. "2017 NAICS." https://www.census.gov/cgi-bin/sssd/naics/naicsrch?chart=2017

[8] Census.gov

4.5 Industry Analysis

The Family Fun Centers industry is highly fragmented. In general, industry establishments follow the dispersion of the US population. The more highly populated regions typically attract a greater number of establishments because the travel time to amusement and recreational centers is reduced. However, this is not the case for specialist activities, such as fishing, hiking and whitewater rafting. Such amusement and recreational activities are typically based in regions where location and environmental factors are more suitable for those specific activities (e.g., the Great Lakes region and the states of Washington, Colorado and Alaska). As a result, the popularity of certain activities can be geographically determined.[9]


Business Locations 2019
West
New England
Great Lakes
Rocky Mountains
Plains
West
Southeast
Southwest
West

Barriers to Entry

Due to limited entry barriers, new establishments often find entering the Family Fun Centers industry to be relatively easy. For example, while government regulations and requirements increase costs for new establishments, they are not considered to be substantial barriers to entry. Nonetheless, location is key for successful operations. Therefore, rent can be quite high due to strong commercial demand in high-traffic areas. However, new industry facilities can be opened in geographic regions with lower rental and building costs, if they are the only local competitor.

Other barriers to entry include restrictive zoning laws, lengthy permit processes and a shortage of appropriate real estate. However, leasing operations provide a relatively lower-cost alternative for entry. The high cost of developing consumer awareness can also be a barrier to entry. Most existing players have already established their brands and reputation, so new entrants often have to invest more in marketing expenses to persuade consumers to shift away from existing players with brand recognition. The largest entry costs arise in renting and upgrading a space; this is in addition to the initial feasibility study costs when considering entry.

Barriers to Entry checklist	
Competition	Medium
Concentration	Low
Life Cycle Stage	Growth
Capital Intensity	Medium
Technology Change	Medium
Regulation and Policy	Light
Industry Assistance	Low

Another barrier to entry is a potential shortage of seasonal workers. When full-time employment levels are down, operators generally experience an inflow of workers willing to be either part-time or seasonal; however, a strengthening economy causes workers to either demand higher wages and full-time positions or leave the industry for an opportunity that will provide these needs. The implementation of new laws could also heighten barriers to entry. For example, mandates requiring employers to provide health insurance could potentially prevent new operators from entering the industry. Although tax credits for businesses that are smaller than 25 employees are provided, potential entrants may experience uncertainty with how these legal provisions will particularly affect their business and choose not to enter.

Capital Intensity

The Family Fun Centers industry experiences a moderate level of capital intensity. The industry is labor-intensive in most areas, including administration, ticket selling, food and beverage sales and the operation and maintenance of games and equipment. Despite this, operators rel y on machinery to generate revenue, so a significant amount is spent on capital goods. Capital requirements include sporting goods and equipment needed to furnish the establishment. Other general amusement equipment includes games and racetrack asphalt; merchandise for resale; and other miscellaneous items, such as tickets, prizes and operating materials.

In 2019, for every dollar spent on wages, industry operators are expected to incur $0.22 in capital expenditures. This represents an increase from 2014, when the average industry operator allocated $0.19 to capital expenditures for every dollar spent on wages. To maintain a competitive edge in a highly fragmented market, many industry operators have incurred capital expenses from updating their equipment. For example, some operators incur capital expenses such as modernizing their facilities as well as expanding their gaming business segment.

[9] IBISWorld. "Family Fun Centers in the U.S." Feb. 2019. http://www.ibisworld.com/industry/default.aspx?indid=1647

[1] IBISWorld. "Family Fun Centers in the U.S." Feb. 2019. http://www.ibisworld.com/industry/default.aspx?indid=1647

[2] IBISWorld. "Indoor Sports Facilities Management Market Report." Feb. 2018. http://www.ibisworld.com/industry/indoor-sports-facilities-management.html

[3] IBISWorld "Arcade, Food & Entertainment Complexes." May 2018. http://www.ibisworld.com/industry/default.aspx?indid=1647

5.0 Marketing Strategy/Implementation

Infin8 Skates will be promoted with a well-targeted marketing program throughout the construction period and beyond. The Company will most aggressively market to the young professionals with families in the highly populated area around its facility that have young children, which presents an enormous opportunity to capture new customers that can be retained for several years. Infin8 Skates will also market to a diverse demographic base, with promotions and packages including, but not limited to:

- Reserving certain hours for unique groups such as children, adults, senior citizens, etc.
- Conducting special theme nights such as buddy skate, cheap skate, family night, and adult night Special events: Celebrity performance night, charity promotion night, game night, contest night
- Cultivating groups skates with local churches, schools and roller-skating competition clubs
- Promoting birthday parties
- Offering reduced price or one free training session when buying monthly unlimited pass
- Merchant discounts
- Holiday discounts
- Packages for:
- Kids age 6 and under with parents are free
- Discounts for larger groups over 8 people
- Frequent skater discounts
- Special party rates

Infin8 Skates will open with a major launch party. The Company will send out an introductory press kit to all media and place announcements in key print and online publications. The Company will leverage personal contacts, as well as seek a new base of clientele through cultivating a broad base of community, church, school, and sports contacts.

Infin8 Skates will strive to make the facility a destination of choice for group entertainment experiences for schools and organizations. The Company will emphasize the variety of activities offered, and that the facility is a great place for groups all year long to have fun, relax and interact with each other at a reasonable price. Infin8 Skates will also produce printed literature for key locations around the region, such as at schools, sports venues, corporate lobbies, hotels, tourist booths, and other places, including at various community events.

Awareness will also be driven by using traditional marketing channels such as direct mail, flyers, radio, online pay-per-click, and newspaper advertising, when feasible. These and other methods are further outlined below:

- **Outdoor marketing:** The signage on the building will be prominently placed for maximum visibility to both foot and vehicular traffic. The facility will also be visible from high-traffic roads, alerting passersby as to the facility's amenities. Billboards in the region, especially along major interstates, will be explored as well, as will placed-based media such as posters on buses and trains.

- **Internet Advertising:** Infin8 Skates will allot portions of its marketing budget for strategic internet marketing, including search engine optimization (SEO). This tactic involves organically improving the quality and volume of traffic to its website through search engines.

- **Social media**: A social media presence will be created before the facility's launch. The Company will then communicate with potential and current customers via this online forum, while also monitoring ratings and review sites and blogs to assess the facility's brand recognition, as well as trends that need to be addressed. The Company will maintain Facebook and Twitter sites, and use services such as Instagram, Pinterest, FourSquare, and Groupon, etc. Yelp is another way for customers to find Infin8 Skates.

- **E-mail**: Infin8 Skates will have a continually growing contact list and will use it for targeting customers and their network of friends. An opted-in email list will be provided monthly newsletters with special offers and updates on new services or special events.

- **Publicity**: Press releases will be created and sent to a variety of media outlets, including local newspapers, TV stations, radio stations, and websites. This is a free way to potentially get publicity in the media, which often lends more credibility than paid advertisements. Publicity about the facility is then expected to create exposure on all media platforms.

- **Traditional marketing**: Infin8 Skates will also potentially use the reach of traditional media in the area:

  - **Spot Cable** – If and when feasible, Infin8 Skates will use the reach of cable providers in the NYC region, buying spots that air on the shows and time slots aimed at the exact market the Company is targeting but for a fraction of broadcast pricing.

  - **Local Radio** – Area radio stations that hit target customers including families, individuals, schools, churches, and other groups.

  - **Print Advertising** – This is a cost-effective way of placing ads that will reach consumers all across the target demo in greater New York City. This can include ads in various newspaper groups and in lifestyle publications and alternative media outlets.

5.1 Web Summary

Infin8 Skates' website will outline its amenities, products and services. It will be launched before the facility opens to begin SEO activities and establish a base of early customers. The website will feature a calendar of monthly and weekly special events, encouraging return visitors to the website. Customers will be able to prepay and book membership and group skate times in advance, as well as sign the required waiver to further speed up the entry process. They will also be able to book party rooms for birthdays. The website will also sell gift certificates, apparel and accessories, and offer printable discount coupons, etc. It will also link to all social media.

5.2 SWOT Analysis

The following is a summary of the Company's strengths, weaknesses, opportunities, and threats.



Strengths
Largest indoor skate center in the region
No similar venue in area with such first-rate facilities
Fun atmosphere with well-thought out games and activities
Activities for general consumers and groups and families
Affordable family-centered entertainment
Weaknesses
Large initial overhead needed for start-up
No brand recognition in area for new facility
First time owner of a skate center
Internal Factors
Opportunities
Demand for group and family entertainment not satisfied by area establishments
Ability to reach the entire surrounding communities
High visibility location in growing area
Area hotel guests/regional tourists will create regular walk-in customers
Threats
Other general recreation opportunities in the near future
External Factors
Positive
Negative

6.0 Management Summary

Rasheeda Wallace

Rasheeda is a highly skilled, entrepreneurial-minded leader who is an accomplished professional with a track record of results driven success in her career. She brings with her exceptional business acumen, coupled with an in-depth knowledge and understanding of marketing and management. At Infin8 Skates, she will be responsible for sales, public relations, advertising, office management, personnel, operations, planning, purchasing, equipment, and outside labor. Rasheeda is currently a Brand Strategist and Public Relations consultant at Clear Storm Media Group Inc. She has over seven years' experience in Marketing and Public Relations. She will continue to maintain her job and its separate income for at least the first phase of operations.

To date, she has led the Company through the concept-development phases and is positioned to take the business through the implementation phase. She will continue to provide astute product-development oversight, while attending to sales and day-to-day operations of Infin8 Skates. She will also be responsible for overseeing staffing, vendor coordination, quality control, and more.

6.1 Management Gaps

Rasheeda Wallace will supplement her skills by using outside consultants in areas such as legal work and advisory, income tax preparation, insurance, and general business advising. Infin8 Skates will need to hire a general manager upon funding to ensure that all operations run smoothly.

7.0 Financial Summary

7.1 Revenue Forecast

The Revenue Forecast section details the revenue that the Company projects to receive. This section also details the direct costs. The following graphs illustrate the amount of revenue each line item contributes.

Yearly Revenue					
	Year 1	Year 2	Year 3	Year 4	Year 5
Units					
Visitors	46,667	71,557	82,902	91,448	105,700
Unit Price					
Visitors	$45.00	$45.00	$45.00	$45.00	$45.00
Revenue					
Visitors	$2,100,000	$3,220,080	$3,730,568	$4,115,150	$4,756,500
Gross Revenue	**$2,216,667**	**$3,398,973**	**$3,937,822**	**$4,343,769**	**$5,020,750**
Unit Cost					
Visitors	$2.25	$2.14	$2.14	$2.14	$2.14
Direct Costs					
Visitors	$105,000	$152,954	$177,202	$195,470	$225,934
Direct Cost of Revenue	**$105,000**	**$152,954**	**$177,202**	**$195,470**	**$225,934**


Yearly Revenue Projections
$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Visitors



Year 1 Revenue Projections
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Visitors

7.2 Personnel Forecast

The Personnel section breaks down the payroll expense line on the Income Statement. It provides total headcount, average salary per category and total pay per category.

Yearly Personnel					
	Year 1	Year 2	Year 3	Year 4	Year 5
Headcount					
Officers	1	1	1	1	1
Managers	2	2	2	2	2
Assistant Managers	4	5	5	5	5
Office Staff	4	5	5	5	5
Roller Rink Attendants	15	19	21	22	23
HR Management	1	1	1	1	1
PR Assistant	1	1	1	1	1
Recreation Facility Manager	1	1	1	1	1
Events Coordinator	1	1	1	1	1
Restaurant Manager	1	1	1	1	1
Security	1	1	1	1	1
Total Headcount	**32**	**38**	**40**	**41**	**42**
Compensation					
Officers	$75,000	$82,500	$90,750	$99,825	$109,808
Managers	$40,000	$42,000	$44,100	$46,305	$48,620
Assistant Managers	$36,000	$37,080	$38,192	$39,338	$40,518
Office Staff	$30,000	$30,900	$31,827	$32,782	$33,765
Roller Rink Attendants	$20,000	$20,200	$20,402	$20,606	$20,812
HR Management	$55,000	$57,750	$60,638	$63,669	$66,853
PR Assistant	$37,000	$38,110	$39,253	$40,431	$41,644
Recreation Facility Manager	$50,000	$52,500	$55,125	$57,881	$60,775
Events Coordinator	$42,000	$43,260	$44,558	$45,895	$47,271
Restaurant Manager	$48,690	$51,125	$53,681	$56,365	$59,183
Security	$30,000	$30,900	$31,827	$32,782	$33,765
Payroll					
Officers	$75,000	$82,500	$90,750	$99,825	$109,808
Managers	$80,000	$84,000	$88,200	$92,610	$97,241
Assistant Managers	$144,000	$185,400	$190,962	$196,691	$202,592
Office Staff	$120,000	$154,500	$159,135	$163,909	$168,826
Roller Rink Attendants	$300,000	$383,800	$428,442	$453,332	$478,678
HR Management	$55,000	$57,750	$60,638	$63,669	$66,853
PR Assistant	$37,000	$38,110	$39,253	$40,431	$41,644
Recreation Facility Manager	$50,000	$52,500	$55,125	$57,881	$60,775
Events Coordinator	$42,000	$43,260	$44,558	$45,895	$47,271
Restaurant Manager	$48,690	$51,125	$53,681	$56,365	$59,183
Security	$30,000	$30,900	$31,827	$32,782	$33,765
Total Payroll	**$981,690**	**$1,163,845**	**$1,242,570**	**$1,303,390**	**$1,366,635**

7.3 Income Statement

The Income Statement is also known as a Profit & Loss Statement. This table breaks down Revenue, Cost of Revenue, Operating Expenses, Depreciation, Interest, Taxes, and bottom line Earnings for the first five years.

Yearly Income Statement

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Revenue	**$2,216,667**	**$3,398,973**	**$3,937,822**	**$4,343,769**	**$5,020,750**
Direct Cost of Revenue	$105,000	$152,954	$177,202	$195,470	$225,934
Other Direct Costs	$0	$0	$0	$0	$0
Total Cost of Revenue	**$105,000**	**$152,954**	**$177,202**	**$195,470**	**$225,934**
Gross Profit	**$2,111,667**	**$3,246,020**	**$3,760,620**	**$4,148,300**	**$4,794,816**
Gross Profit Percentage	95.3%	95.5%	95.5%	95.5%	95.5%
Operating Expenses					
Marketing & Advertising	$100,000	$105,000	$110,250	$115,763	$121,551
Merchant Fees	$55,417	$84,974	$98,446	$108,594	$125,519
Utilities	$26,250	$27,563	$28,941	$30,388	$31,907
Insurance	$42,000	$44,100	$46,305	$48,620	$51,051
Professional Fees	$6,000	$6,300	$6,615	$6,946	$7,293
Office Supplies	$21,000	$22,050	$23,153	$24,310	$25,526
Dues & Subscriptions	$900	$945	$992	$1,042	$1,094
Cleaning & Janitorial	$5,400	$5,670	$5,954	$6,251	$6,564
Web Hosting/Internet	$300	$315	$331	$347	$365
Repair & Maintenance	$63,000	$66,150	$69,458	$72,930	$76,577
Other	$50,000	$52,500	$55,125	$57,881	$60,775
Total Payroll	$981,690	$1,163,845	$1,242,570	$1,303,390	$1,366,635
Payroll Taxes	$147,254	$174,577	$186,386	$195,508	$204,995
Payroll Benefits	$49,085	$58,192	$62,129	$65,169	$68,332
Total Operating Expenses	**$1,548,296**	**$1,812,180**	**$1,936,652**	**$2,037,140**	**$2,148,183**
Operating Profit	**$563,372**	**$1,433,839**	**$1,823,968**	**$2,111,159**	**$2,646,633**
Operating Profit Percentage	25.4%	42.2%	46.3%	48.6%	52.7%
Depreciation	$31,998	$31,998	$31,998	$31,998	$31,998
Earning Before Interest & Taxes	**$531,374**	**$1,401,841**	**$1,791,970**	**$2,079,161**	**$2,614,635**
EBIT Percentage	24.0%	41.2%	45.5%	47.9%	52.1%
Interest Expense	$293,405	$285,254	$276,600	$267,413	$257,659
Taxes Accrued	$0	$0	$0	$0	$0
Earnings	**$237,969**	**$1,116,587**	**$1,515,370**	**$1,811,748**	**$2,356,976**
Earnings Percentage	10.7%	32.9%	38.5%	41.7%	46.9%



Yearly Income Statement
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Gross Revenue
Gross Profit
Operating Profit
Earning Before Interest & Taxes
Earnings



Year 1 Income Statement
$250,000
$200,000
$150,000
$100,000
$50,000
$0
($50,000)
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Gross Revenue
Gross Profit
Operating Profit
Earning Before Interest & Taxes
Earnings

7.4 Statement of Cash Flow

Yearly Statement of Cash Flow	Year 1	Year 2	Year 3	Year 4	Year 5
Operating Activities					
Cash Received					
Gross Revenue	$2,216,667	$3,398,973	$3,937,822	$4,343,769	$5,020,750
Total Cash Received	**$2,216,667**	**$3,398,973**	**$3,937,822**	**$4,343,769**	**$5,020,750**
Cash Used					
Cost of Revenue	$105,000	$152,954	$177,202	$195,470	$225,934
Payroll/Taxes/Benefits	$1,178,028	$1,396,613	$1,491,084	$1,564,068	$1,639,962
Other Operating Expenses	$370,267	$415,567	$445,568	$473,072	$508,221
Additional Inventory	$0	$0	$0	$0	$0
Interest Expense	$293,405	$285,254	$276,600	$267,413	$257,659
Taxes Accrued	$0	$0	$0	$0	$0
Total Cash Used	**$1,946,700**	**$2,250,388**	**$2,390,454**	**$2,500,023**	**$2,631,776**
Net Cash From/(Used By) Operating	**$269,967**	**$1,148,585**	**$1,547,368**	**$1,843,747**	**$2,388,974**
Investing Activities					
Cash Received					
Proceeds from Property/Land	$0	$0	$0	$0	$0
Proceeds from Equipment	$0	$0	$0	$0	$0
Total Cash Received	**$0**	**$0**	**$0**	**$0**	**$0**
Cash Used					
Purchase of Property/Land	$0	$0	$0	$0	$0
Purchase of Equipment	$0	$0	$0	$0	$0
Total Cash Used	**$0**	**$0**	**$0**	**$0**	**$0**
Net Cash From/(Used By) Investing	**$0**	**$0**	**$0**	**$0**	**$0**
Financing Activities					
Cash Received					
Proceeds from Investors	$0	$0	$0	$0	$0
Proceeds from Long-Term Debt	$0	$0	$0	$0	$0
Total Cash Received	**$0**	**$0**	**$0**	**$0**	**$0**
Cash Used					
Dividends Paid	$0	$0	$0	$0	$0
Repayment of Long-Term Debt	$132,155	$140,306	$148,960	$158,147	$167,902
Total Cash Used	**$132,155**	**$140,306**	**$148,960**	**$158,147**	**$167,902**
Net Cash From/(Used By) Financing	**($132,155)**	**($140,306)**	**($148,960)**	**($158,147)**	**($167,902)**
Net Cash Flow	$137,812	$1,008,279	$1,398,408	$1,685,599	$2,221,073
Cash Balance	$446,472	$1,454,751	$2,853,159	$4,538,758	$6,759,831


Quarterly Statement of Cash Flow


$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
($1,000,000)
Q1 Y1
Q2 Y1
Q3 Y1
Q4 Y1
Q1 Y2
Q2 Y2
Q3 Y2
Q4 Y2
Q1 Y3
Q2 Y3
Q3 Y3
Q4 Y3
Q1 Y4
Q2 Y4
Q3 Y4
Q4 Y4
Q1 Y5
Q2 Y5
Q3 Y5
Q4 Y5
Net Cash Flow
Cash Balance

Year 1 Statement of Cash Flow


$500,000
$400,000
$300,000
$200,000
$100,000
$0
($100,000)
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Net Cash Flow
Cash Balance

7.5 Balance Sheet

Yearly Balance Sheet					
	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	$446,472	$1,454,751	$2,853,159	$4,538,758	$6,759,831
Inventory	$0	$0	$0	$0	$0
Other Current Assets	$0	$0	$0	$0	$0
Total Current Assets	$446,472	$1,454,751	$2,853,159	$4,538,758	$6,759,831
Long-Term Assets					
Property	$5,000,000	$5,000,000	$5,000,000	$5,000,000	$5,000,000
Equipment	$125,000	$125,000	$125,000	$125,000	$125,000
Massage Chairs	$34,990	$34,990	$34,990	$34,990	$34,990
Accumulated Depreciation	($31,998)	($63,996)	($95,994)	($127,992)	($159,990)
Total Long-Term Assets	$5,127,992	$5,095,994	$5,063,996	$5,031,998	$5,000,000
Total Assets	**$5,574,464**	**$6,550,745**	**$7,917,155**	**$9,570,756**	**$11,759,831**
Liabilities					
Current Liabilities					
Current Debt	$0	$0	$0	$0	$0
Total Current Liabilities	$0	$0	$0	$0	$0
Long-Term Liabilities					
Long-Term Debt	$4,817,845	$4,677,539	$4,528,579	$4,370,432	$4,202,530
New Long-Term Debt	$0	$0	$0	$0	$0
Total Long-Term Liabilities	$4,817,845	$4,677,539	$4,528,579	$4,370,432	$4,202,530
Total Liabilities	**$4,817,845**	**$4,677,539**	**$4,528,579**	**$4,370,432**	**$4,202,530**
Shareholders' Equity					
Paid-in Capital					
Owner	$0	$0	$0	$0	$0
Investor	$550,000	$550,000	$550,000	$550,000	$550,000
New Paid-in Capital	$0	$0	$0	$0	$0
Total Paid-in Capital	$550,000	$550,000	$550,000	$550,000	$550,000
Retained Earnings					
Previous Retained Earnings	($31,350)	$206,619	$1,323,206	$2,838,576	$4,650,325
Current Earnings	$237,969	$1,116,587	$1,515,370	$1,811,749	$2,356,976
Total Retained Earnings	$206,619	$1,323,206	$2,838,576	$4,650,325	$7,007,301
Total Shareholders' Equity	**$756,619**	**$1,873,206**	**$3,388,576**	**$5,200,325**	**$7,557,301**
Total Liabilities & Equity	**$5,574,464**	**$6,550,745**	**$7,917,155**	**$9,570,756**	**$11,759,831**

7.6 Break-Even Analysis

The Break-Even Analysis details two different break-even points. The Operating Break-Even accounts for the Company's revenue and expenses on the Income Statement. The Investment Cash Flow Break-Even takes the Operating Break-Even one step further by including the inflow and outflows of the Cash Flow. The Investment Cash Flow Break-Even looks at all transfers of money except investments.

Break-Even	
Analysis	**Month**
Operating Break-Even	4
Investment Cash Flow Break-Even	16



Operating Break-Even
Month
Accumulated Revenue
Accumulated Expenses
Investment Cash Flow Break-Even
Month
Accumulated Cash Received
Accumulated Cash Used

7.7 Best & Worst Case

The Best and Worst Case analysis illustrates what the Company's financial statements might look like with an increase or decrease in Revenue.

Best Case – Revenue Increase By: 20%					
	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Revenue	$2,660,000	$4,078,768	$4,725,386	$5,212,523	$6,024,900
Total Cost of Revenue	$126,000	$183,545	$212,642	$234,564	$271,121
Gross Profit	$2,534,000	$3,895,223	$4,512,744	$4,977,960	$5,753,780
Gross Profit Percentage	95.3%	95.5%	95.5%	95.5%	95.5%
Total Operating Expenses	$1,548,295	$1,812,180	$1,936,652	$2,037,140	$2,148,183
Operating Profit	$985,705	$2,083,043	$2,576,092	$2,940,819	$3,605,596
Operating Profit Percentage	37.1%	51.1%	54.5%	56.4%	59.8%
Earning Before Interest & Taxes	$953,707	$2,051,045	$2,544,094	$2,908,821	$3,573,598
EBIT Percentage	35.9%	50.3%	53.8%	55.8%	59.3%
Interest Expense	$293,405	$285,254	$276,600	$267,413	$257,659
Taxes Accrued	$0	$0	$0	$0	$0
Earnings	$660,302	$1,765,791	$2,267,493	$2,641,409	$3,315,940
Earnings Percentage	24.8%	43.3%	48.0%	50.7%	55.0%
Net Cash Flow	$560,145	$1,657,483	$2,150,532	$2,515,259	$3,180,036
Cash Balance	$868,805	$2,526,288	$4,676,820	$7,192,079	$10,372,116

Worst Case – Revenue Decrease By: 20%					
	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Revenue	$1,773,333	$2,719,179	$3,150,257	$3,475,016	$4,016,600
Total Cost of Revenue	$84,000	$122,363	$141,762	$156,376	$180,747
Gross Profit	$1,689,333	$2,596,816	$3,008,496	$3,318,640	$3,835,853
Gross Profit Percentage	95.3%	95.5%	95.5%	95.5%	95.5%
Total Operating Expenses	$1,548,295	$1,812,180	$1,936,652	$2,037,140	$2,148,183
Operating Profit	$141,039	$784,636	$1,071,844	$1,281,499	$1,687,670
Operating Profit Percentage	8.0%	28.9%	34.0%	36.9%	42.0%
Earning Before Interest & Taxes	$109,041	$752,637	$1,039,846	$1,249,501	$1,655,672
EBIT Percentage	6.1%	27.7%	33.0%	36.0%	41.2%
Interest Expense	$293,405	$285,254	$276,600	$267,413	$257,659
Taxes Accrued	$0	$0	$0	$0	$0
Earnings	($184,364)	$467,383	$763,246	$982,089	$1,398,013
Earnings Percentage	-10.4%	17.2%	24.2%	28.3%	34.8%
Net Cash Flow	($284,521)	$359,075	$646,284	$855,939	$1,262,110
Cash Balance	$24,139	$383,214	$1,029,498	$1,885,437	$3,147,547

Appendix A – Year 1 Financials

Year 1 Monthly Forecast illustrates the Company's first 12 months after the Pre-Operating stage.

Year 1 Revenue												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Units												
Visitors	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unit Price												
Visitors	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Revenue												
Visitors	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unit Cost												
Visitors	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Direct Costs												
Visitors	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Direct Cost of Revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Year 1 Personnel												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Headcount												
Officers	1	1	1	1	1	1	1	1	1	1	1	1
Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assistant Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Office Staff	4	4	4	4	4	4	4	4	4	4	4	4
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
HR Management	1	1	1	1	1	1	1	1	1	1	1	1
PR Assistant	1	1	1	1	1	1	1	1	1	1	1	1
Recreation Facility Manager	1	1	1	1	1	1	1	1	1	1	1	1
Events Coordinator	1	1	1	1	1	1	1	1	1	1	1	1
Restaurant Manager	1	1	1	1	1	1	1	1	1	1	1	1
Security	1	1	1	1	1	1	1	1	1	1	1	1
Total Headcount	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Compensation												
Officers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assistant Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Office Staff	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
HR Management	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PR Assistant	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Recreation Facility Manager	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Events Coordinator	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Restaurant Manager	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Security	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Payroll												
Officers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assistant Managers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Office Staff	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
HR Management	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PR Assistant	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Recreation Facility Manager	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Events Coordinator	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Restaurant Manager	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Security	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Payroll	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Year 1 Income Statement												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Gross Revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cost of Revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit Percentage	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Expenses												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Operating Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earning Before Interest & Taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest Expense	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Taxes Accrued	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earnings Percentage	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Year 1 Statement of Cash Flow												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Operating Activities												
Cash Received												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Received	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash Used												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Cash Used	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash From/(Used By) Operating	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Investing Activities												
Cash Received												
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Cash Received	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cash Used												
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Purchase of Equipment	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Cash Used	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash From/(Used By) Investing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Financing Activities												
Cash Received												
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Cash Received	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cash Used												
[illegible]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Used	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash From/(Used By) Financing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash Flow	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash Balance	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Year 1 Balance Sheet

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Assets												
Current Assets												
Cash	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Current Assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Long-Term Assets												
Property	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equipment	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Massage Chairs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Accumulated Depreciation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Long-Term Assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liabilities												
Current Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Current Debt	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Current Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Long-Term Liabilities												
Long-Term Debt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
New Long-Term Debt	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Long-Term Liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Liabilities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Shareholders' Equity												
Paid-in Capital												
Owner	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Investor	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
New Paid-in Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Paid-in Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Retained Earnings												
Previous Retained Earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current Earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Retained Earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Shareholders' Equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Liabilities & Equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]